SO 4/4/03

03015388

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE FOX, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 RECTOR STREET
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

RECD S.E.C. MAR 3 1 2003 535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN MOSS 212-374-4084
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER, LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN MOSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE FOX, L.P., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE REILLY
Notary Public, State of New York
No. 01RE6059294
Qualified in Queens County
Commission Expires May 29, 2003

Denise Reilly
Notary Public

S Moss
Signature

FOR THE GENERAL PARTNER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE FOX, L.P

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

BLUE FOX, L.P

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners of Blue Fox, L.P.:

We have audited the accompanying statement of financial condition of Blue Fox, L.P. as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Blue Fox, L.P. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

March 14, 2003 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

BLUE FOX, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	521,352
Securities owned, at market value		454,348
Receivable from clearing organization		6,056,013
Prepaid expense and other assets		64,346
Other investment, at fair value		15,000
Office equipment, net of accumulated depreciation of $1,602		2,729
TOTAL ASSETS	$	7,113,788

LIABILITIES AND PARTNERS' CAPITAL

Securities sold, not yet purchased	$	544,850
Due to withdrawing partner		16,878
Management fees payable		17,659
Accrued expenses		31,145
TOTAL LIABILITIES		610,532
Partners' capital		6,503,256
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	7,113,788

The accompanying notes are an integral
part of this financial statement.

BLUE FOX, L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Blue Fox, L.P. (the "Partnership"), formerly Rebel Matrix, L.P, is a limited partnership formed pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act. The Partnership commenced operations on January 25, 2000, and will terminate on January 25, 2025 as provided by the Agreement of Limited Partnership, as amended. The Partnership interests have not been registered under the Investment Company Act of 1940. The General Partner of the Partnership is Rocky Point L.L.C., a New York limited liability company formed in 1995 which has the sole responsibility for managing the Partnership.

The purpose of the Partnership is to invest in publicly trading securities employing a variety of short-term trading strategies including options, arbitrage and risk arbitrage, and special situations under the direction of Steven Moss, the sole principal of the General Partner. The Partnership clears its securities transactions through Bear Stearns Securities Corp.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Securities transactions and related clearing and execution costs are recorded on the trade date basis. Net trading gains and losses represent the results of trading activity for the year including securities gains and losses, commissions rebates, interest paid and received and dividends collected and paid on long and short security positions.

(b) Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

(c) Securities owned and securities sold and not yet purchased are marked to market on the daily basis based on the last sale price on the largest national security exchange on which they are traded. The related gain or loss is recorded in trading profits or losses at that time. The market value of the securities traded on an exchange is the settlement or closing price on the date of determination. The market value of any security not traded on an exchange is valued at the arithmetic mean between the highest bid and the lowest asked prices on the applicable exchange.

(d) The Partnership's securities and options trading activities involve elements of market risk in excess of the amount recognized in the statement of financial condition.

BLUE FOX, L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 2 - CONTINUED

Securities sold and not yet purchased represent obligations of the Partnership to deliver specific equity securities at prevailing market prices in the future, which may differ from the market value reflected on the statement of the financial condition and may result in gain or loss to the Partnership. In most cases, the Partnership limits its risk by holding offsetting security or option positions.

(e) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2002, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from estimated amounts.

(f) Depreciation was computed using the straight-line method over the estimated useful lives of the assets.

NOTE 3 - INCOME TAXES

The Company is owned by its partners who contributed equity capital, and is taxed under federal and state partnership tax law provisions. Accordingly, no federal or state income taxes apply to the Company; rather, such taxes will be the responsibility of the individual members.

NOTE 4 - ALLOCATION OF PROFITS AND LOSSES

In accordance with the Limited Partnership Agreement, profits and losses of the Partnership are allocated to partners according to their respective interests in the Partnership. Subject to certain limitations, 20% of the net profits allocated to limited partners is reallocated to the General Partner. Since there was a loss in 2002, there was no reallocation to the General Partner.

NOTE 5 - MANAGEMENT FEES AND OPERATING EXPENSES

A management fee of ¼ of 1% of the Partnership's average net asset value of each Limited partner's capital account at the end of the calendar quarter is paid to the General Partner. The management fee is calculated before any deduction for incentive allocation or management fees. The Partnership is responsible for accounting, legal and other administrative and operating expenses, as well as the costs of executing Partnership securities transactions.

BLUE FOX, L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 6 - REGULATORY REQUIREMENTS

The Partnership is subject to American Stock Exchange regulations as a non-clearing member which requires the maintenance of $100,000 in net capital. At December 31, 2002, the Partnership had net capital of $5,271,713, which was $5,171,713 in excess of the minimum requirement.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent to December 31, 2002, the Partnership distributed capital to existing partners in amount of $147,006.